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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                        CONSUMER PORTFOLIO SERVICES, INC.
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   210502 100
                                   ----------
                                 (CUSIP Number)

  CHARLES E. BRADLEY, SR., C/O STANWICH CONSULTING CORP., 62 SOUTHFIELD AVENUE,
        ONE STAMFORD LANDING, STAMFORD, CONNECTICUT 06902; (203) 325-0551
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MARCH 8, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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                                  SCHEDULE 13D

CUSIP NO. 210502 100


(1)  Name of reporting persons........................   CHARLES E. BRADLEY, SR.
(2)  Check the appropriate box if a member of a                          (a) [ ]
     group (see instructions).........................                   (b) [X]
(3)  SEC use only.....................................
(4)  Source of funds (see instructions)...............            Not Applicable
(5)  Check if disclosure of legal proceedings is
     required pursuant to items 2(d) or 2(e)..........                       [ ]
(6)  Citizenship or place of organization.............             United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power................................                     6,738
(8)  Shared voting power..............................                    40,832
(9)  Sole dispositive power...........................                     6,738
(10) Shared dispositive power.........................                    40,832
(11) Aggregate amount beneficially owned by each
     reporting person.................................                   460,860
(12) Check if the aggregate amount in Row (11)
     excludes certain shares (see instructions).......                       [ ]
(13) Percent of class represented by amount in
     Row (11).........................................                      2.1%
(14) Type of reporting person (see instructions)......                        IN



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                                  SCHEDULE 13D

CUSIP NO. 210502 100


ITEM 1. SECURITY AND ISSUER.

         This filing relates to the common stock (the "COMMON STOCK") of the following issuer (the "ISSUER"):

                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                            Irvine, California 92618

ITEM 2. IDENTITY AND BACKGROUND.

(a)      Name of person filing this statement:

         The name of the person filing this report is Charles E. Bradley, Sr. (the "REPORTING PERSON").

(b)      Business address:

         c/o Stanwich Consulting Corp.
         62 Southfield Avenue
         One Stamford Landing
         Stamford, CT 06902

(c)      Present principal occupation:

         President of Stanwich Consulting Corp., a business consulting firm.

(d)      Not applicable.

(e)      Not applicable.

(f)      Citizenship - United State of America


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.  No shares were acquired.



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                                  SCHEDULE 13D

CUSIP NO. 210502 100



ITEM 4. PURPOSE OF THE TRANSACTION.

         In December, 2005, Stanwich Consulting Corp., of which the reporting person is the President, sole director and majority shareholder, transferred 10,000 shares of the Issuer's Common Stock in satisfaction of approximately $57,000 of indebtedness to a third party.

         During the period March 3, 2006 through March 14, 2006, Sovereign Bank, as pledgee, sold 797,000 shares of the Issuer's Common Stock owned by the reporting person in open market transactions. The net proceeds from such sales, $5,637,588 (average of $7.0735 per share sold), were applied (1) to pay $1,600,000 of the reporting person's indebtedness to Stanwich Financial Services Corp. ("SFSC") and (2) to pay $4,037,588 to Sovereign Bank in full satisfaction of his indebtedness to such bank.

         As of the date hereof, the reporting person has no plan or proposal which relates to or would result in any of the actions described in
         Item 4 of Schedule 13D, except that the reporting person may buy and sell shares of the Issuer's Common Stock in the future. The reporting person has pledged 205,800 shares of the Issuer's Common Stock to SFSC (the "SFSC PLEDGE") to secure his indebtedness to SFSC. Such indebtedness is currently due. Accordingly, such pledged shares may be sold at any time.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting person beneficially owns or may be deemed to own an aggregate of 460,860 shares of the Issuer's Common Stock (the "BENEFICIALLY OWNED SHARES"). The Beneficially Owned Shares constitute 2.1% of the issued and outstanding shares of such Common Stock.

         (b)      Number of shares as to which the reporting person has:

                  (i)      sole power to vote or to direct the vote: 6,738

                  (ii)     shared power to vote or to direct the vote: 40,832

                  (iii) sole power to dispose or to direct the disposition of: 6,738

                  (iv)     shared power to dispose or direct the disposition of:
                           40,832

                  Of the Beneficially Owned Shares, 207,490 shares are owned by the reporting person's spouse. He has no voting or dispositive power as to these shares. The Beneficially Owned Shares include 40,832 shares that are owned by Stanwich Consulting Corp., f/k/a Stanwich Partners, Inc. ("SCC"). The reporting person is the President, director and the owner of a majority of the outstanding shares of the voting stock of SCC. Because of these relationships, for purposes of Regulation 13D, the reporting person may be deemed to be the beneficial owner of the shares of Common Stock owned by SCC and to share with SCC voting and dispositive powers as to such shares. The Beneficially Owned Shares also include 205,800 shares that the reporting person has pledged to SFSC. Under the terms of the SFSC Pledge, SFSC currently has the sole right to vote and dispose of such pledged shares.

         (c) No transactions in the Issuer's Common Stock were effected in the past 60 days by the reporting person, except for transactions, if any, described in this filing.

         (d) Under the terms of the SFSC Pledge, SFSC has (i) the right to receive any dividends paid on the 205,800 shares of the Issuer's Common Stock pledged by the reporting person thereunder and (ii) the right to receive the proceeds from the sale of such shares (but, in each case, not more than the amount of debt secured by such pledge).

         (e) The reporting person ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on or about March 8, 2006.

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                                  SCHEDULE 13D

CUSIP NO. 210502 100


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Because a default has occurred under the SFSC Pledge, SFSC has the right to vote the 205,800 shares of Common Stock pledged to it by the reporting person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 12, 2006

                                                 /s/ Charles E. Bradley, Sr.
                                                 -------------------------------
                                                 Charles E. Bradley, Sr.




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